[SUNBEAM LOGO]

FOR IMMEDIATE RELEASE:

             SUNBEAM CORPORATION REPORTS THIRD QUARTER 1996 RESULTS

         FORT LAUDERDALE, FL - October 23, 1996 - Sunbeam Corporation (NYSE:
SOC) announced third quarter sales of $244.9 million, 2% below third quarter 1995 sales of $250.7 million. Net loss per share for the quarter was ($.22), compared to earnings of $.11 per share reported for the same period last year. For the first nine months of 1996, sales increased approximately 4% over 1995, from $899.0 million to $930.7 million, and earnings per share of $.08 for the first nine months of 1996 decreased 87% from $.61 per share reported for the same period of 1995.

         Albert J. Dunlap, Chairman and Chief Executive Officer, stated, "The results for the quarter, as expected, continue to reflect the inflated cost structure and the lack of an appropriate growth strategy that have plagued the Company for the past two years. The financial performance over this period highlights why my new management team and I recently joined Sunbeam - to implement a rapid and massive restructuring."

         Mr. Dunlap continued, "We are focusing all of our energies on restructuring Sunbeam and creating a dramatically different Company going forward. The restructuring plan, which is nearly complete, will be the culmination of an intensive review of every aspect and process of the business. We expect to announce this restructuring plan, in detail, during the week of November 11th, after approval of the plan by our Board of Directors. At that time we will hold a conference call for investors and analysts."

         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

                                ****************

Contact: Media:                                      Investor Relations

         Pete Judice                                 John DeSimone
         (212)614-4506                               (954)767-2100

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

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (in millions, except per share amounts)

                                                          NINE MONTHS ENDED                   THREE MONTHS ENDED
                                                     ----------------------------        ----------------------------
                                                      SEPTEMBER 29,   OCTOBER 1,          SEPTEMBER 29,    OCTOBER 1,
                                                          1996           1995                 1996            1995
                                                     -------------    -----------        -------------     ----------
Net sales                                                $930.7         $899.0               $244.9          $250.7

Cost of goods sold                                        766.8          702.7                216.1           197.5
                                                     -------------    -----------        -------------     ----------
  Gross profit                                            163.9          196.3                 28.8            53.2
  % of sales                                              17.6%          21.8%                11.8%           21.2%

Selling, general & administrative expense                 140.3          106.4                 53.1            35.6
                                                     -------------    -----------        -------------     ----------
  Operating earnings (loss)                                23.6           89.9                (24.3)           17.6
  % of sales                                               2.5%          10.0%                -9.9%            7.0%

Interest expense                                            9.9            7.2                  3.5             2.3
Other (income) expense, net                                 3.4           (1.4)                 0.9             0.3
                                                     -------------    -----------        -------------     ----------
  Earnings (loss) before income taxes                      10.3           84.1                (28.7)           15.0

Income taxes                                                3.8           33.6                (10.6)            6.0
                                                     -------------    -----------        -------------     ----------
  Net earnings (loss)                                      $6.5          $50.5               ($18.1)           $9.0
                                                     =============    ===========        =============     ==========

Earnings (loss) per share                                 $0.08          $0.61               ($0.22)          $0.11
                                                     =============    ===========        =============     ==========

Average number of common shares outstanding                83.8           83.0                 83.6            82.3
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
                      SUNBEAM CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (in millions)

                                                                          NINE MONTHS ENDED
                                                                  --------------------------------
                                                                  SEPTEMBER 29,         OCTOBER 1,
                                                                       1996                1995
                                                                  -------------         ----------
OPERATING ACTIVITIES
 Net earnings                                                          $6.5               $50.5
 Depreciation and amortization                                         43.0                32.1
 Deferred income taxes                                                  3.2                18.9
                                                                  -------------         ----------
                                                                       52.7               101.5

 Decrease in cash from changes in working capital                     (69.6)              (37.9)
 Other                                                                 (1.9)              (14.7)
                                                                  -------------         ----------
                                                                      (18.8)               48.9

INVESTING ACTIVITIES
 Capital expenditures                                                 (55.7)             (110.6)
 Reduction in investments restricted for plant construction              --                37.5
 Other                                                                  0.7                  --
                                                                  -------------         ----------
                                                                      (55.0)              (73.1)

FINANCING ACTIVITIES

 Net borrowings under revolving credit facility                        55.0                35.0
 Issuance of long-term debt                                            11.5                  --
 Purchase of shares for treasury                                         --               (13.1)
 Sale of treasury stock                                                 4.4                  --
 Payment of debt obligations                                           (1.4)               (0.5)
 Proceeds from exercise of warrants and options                         3.3                 9.8
 Other                                                                 (2.7)               (8.0)
                                                                  -------------         ----------
                                                                       70.1                23.2
                                                                  -------------         ----------

   Net decrease in cash and cash equivalents                           (3.7)               (1.0)

Cash and cash equivalents, beginning of period                         28.3                26.3
                                                                  -------------         ----------

Cash and cash equivalents, end of period                              $24.6               $25.3
                                                                  =============         ==========

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
                      SUNBEAM CORPORATION AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (in millions)

                                                 SEPTEMBER 29,          DECEMBER 31,
                                                     1996                   1995
                                                 -------------          ------------
 ASSETS
 Current assets:
  Cash and cash equivalents                           $24.6                 $28.3
  Receivables, net                                    194.6                 216.2
  Inventories                                         330.2                 266.7
  Deferred income taxes                                23.5                  26.3
  Prepaid expenses and other current assets            13.1                  19.6
                                                 -------------          ------------
    Total current assets                              586.0                 557.1

 Property, plant and equipment, net                   348.2                 331.1
 Trademarks and trade names, net                      209.4                 214.0
 Other assets                                          52.7                  56.5
                                                 -------------          ------------

                                                   $1,196.3              $1,158.7


LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                    $70.1                 $94.2
  Other current liabilities                            83.2                  95.2
                                                 -------------          ------------
    Total current liabilities                         153.3                 189.4

 Long-term debt                                       226.4                 161.1
 Deferred income taxes                                 77.4                  76.9
 Non-operating and other long-term liabilities        117.5                 130.3

 Shareholders' equity                                 621.7                 601.0
                                                 -------------          ------------

                                                   $1,196.3              $1,158.7
                                                 =============          ============

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